Exhibit (a)(14)
FORM OF ELECTION CONFIRMATION STATEMENT
     Finisar has received your Election Form dated                     ___, 200_, by which you made the following elections with respect to your Eligible Options:

Fair Market
Value of
				Finisar	Total Number	Number of
		Current		Common Stock	of Shares	Option Shares
		Exercise	Revised	on Revised	Subject to	Eligible for	Replace Entire
Grant	Original	Price Per	Measurement	Measurement	Outstanding	Replacement in	Eligible
Number	Grant Date	Share	Date	Date	Option	Tender Offer	Option?
		[$ ]		[$ ]		[ ]	☐ Yes	☐ No
     If you change your mind, you may change your elections with respect to your Eligible Options by accessing the Offer website at https://finisar.equitybenefits.com/ and completing a new Election Form before 9:00 p.m., Pacific Standard Time on January 18, 2008. Alternatively, you may submit a new paper Election Form by facsimile to 1-888-606-7624 before such expiration date. If we extend the offer beyond January 18, 2008, you may change your election before the extended expiration date of the Offer. Any questions or requests for assistance should be directed to the Finisar Tender Offer Call Center at 1-800-516-4699 or finisarcc@sos-team.com.
     Please note that our receipt of your Election Form is not by itself an acceptance of the Eligible Option. For purposes of the Offer, Finisar will be deemed to have accepted those Eligible Options properly tendered pursuant to the Offer and not otherwise withdrawn only when Finisar gives written or electronic notice to the option holders generally of its acceptance of such options. Such notice may be made by press release, email or other method of communication. Finisar’s formal acceptance is expected to take place immediately following the expiration date of the Offer.